EXHIBIT 99.3

UNAUDITED CONDENSED FINANCIAL STATEMENTS

Eos Biotechnology, Inc. (a development stage company)
Three months ended March 31, 2003 and 2002, and the period from
inception (April 16, 1996) through March 31, 2003

Eos Biotechnology, Inc.
(a development stage company)
Unaudited Condensed Financial Statements

Three months ended March 31, 2003 and 2002

Contents

Unaudited Condensed Financial Statements

Eos Biotechnology, Inc.
(a development stage company)
Unaudited Condensed Balance Sheets

(In thousands, except per share data)

	March 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,479	$ 1,221
Available-for-sale investments	–	5,650
Other current assets	662	1,171
Total current assets	3,141	8,042
Property and equipment, net	2,679	3,097
Other assets	482	476
Total assets	$ 6,302	$ 11,615
Liabilities, redeemable convertible preferred stock and stockholders' net capital deficiency		
Current liabilities:		
Accounts payable	$ 963	$ 656
Accrued liabilities	960	551
Current portion of notes payable	808	913
Current portion of capital lease obligations	464	615
Deferred rent	81	68
Deferred revenue	–	2,406
Total current liabilities	3,276	5,209
Notes payable	978	1,044
Capital lease obligations	116	143
Deferred rent	–	17
Commitments		
Redeemable convertible preferred stock, $0.001 par value, 50,357 shares authorized at March 31, 2003 and December 31, 2002, issuable in series; 47,233 shares issued and outstanding at March 31, 2003 and December 31, 2002; aggregate liquidation preference of $ 71,143 at March 31, 2003 and December 31, 2002	70,557	70,557
Stockholders' net capital deficiency:		
Common stock, $ 0.001 par value, 75,000 shares authorized at March 31, 2003 and December 31, 2002; 7,676 and 7,641 shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively	8	8
Additional paid-in capital	2,523	2,512
Notes receivable from stockholders	(478)	(471)
Deferred stock-based compensation	(45)	(46)
Accumulated other comprehensive loss	–	(1)
Deficit accumulated during the development stage	(70,633)	(67,357)
Total stockholders' net capital deficiency	(68,625)	(65,355)
Total liabilities, redeemable convertible preferred stock and stockholders' net capital deficiency	$ 6,302	$ 11,615

See accompanying notes.

Eos Biotechnology, Inc.
(a development stage company)
Unaudited Condensed Statements of Operations
(In thousands)

	Three Months Ended March 31,		Period from inception (April 16, 1996) through March 31,
	2003	2002	2003
Research and product revenues	$ 2,570	$ 1,159	$ 12,913
Operating expenses:			
Research and development	4,345	5,393	71,994
General and administrative	1,473	974	16,699
Total operating expenses	5,818	6,367	88,693
Loss from operations	(3,248)	(5,208)	(75,780)
Interest income	32	381	6,163
Interest expense	(64)	(89)	(1,612)
Other income, net	4	25	596
Net loss	$ (3,276)	$ (4,891)	$(70,633)

See accompanying notes

Eos Biotechnology, Inc.
(a development stage company)
Unaudited Condensed Statements of Cash Flows
(In thousands)

	Three Months Ended March 31,		Period from inception (April 16, 1996) through March 31,
	2003	2002	2003
Operating activities			
Net loss	$ (3,276)	$ (4,891)	$(70,633)
Adjustments to reconcile net loss to net cash used in operating activities:			
Gain on sale of subsidiary	–	–	(6,959)
Amortization of prepaid research supply contract	–	–	6,208
Amortization of deferred stock-based compensation	1	6	914
Depreciation and amortization	447	412	5,368
Issuance of stock options to consultants for services	–	–	95
Beneficial conversion feature related to bridge loan	–	–	68
Acquired technology and patent rights for redeemable convertible preferred stock	–	–	113
Accrued interest income on notes receivable from stockholders	(7)	(33)	(215)
Forgiveness of interest on notes receivable	–	–	63
Value of warrants issued for bridge loan and lease agreement	–	–	508
Loss on disposal of capital equipment	–	–	16
Changes in operating assets and liabilities:			
Other current assets	509	297	(662)
Other assets	(6)	1	(419)
Accounts payable and accrued liabilities	716	(196)	1,923
Deferred rent	(4)	(9)	81
Deferred revenue	(2,406)	(1,000)	–
Net cash used in operating activities	(4,026)	(5,413)	(63,531)
Investing activities			
Purchases of available-for-sale investments	–	(4,672)	(80,795)
Maturities of available-for-sale investments	5,651	5,704	80,795
Capital expenditures	(29)	(188)	(4,550)
Proceeds from sale of subsidiary	–	–	7,439
Net cash provided by investing activities	5,622	844	2,889
Financing activities			
Proceeds from notes payable	–	100	4,119
Principal payments on notes payable	(171)	(240)	(1,333)
Principal payments on capital leases	(178)	(145)	(3,413)
Repayments on stockholder notes	–	–	452
Net proceeds from issuance of common stock	11	5	186
Net proceeds from issuance of redeemable convertible preferred stock	–	–	63,110
Net cash provided by (used in) financing activities	(338)	(280)	63,121
Net increase (decrease) in cash and cash equivalents	1,258	(4,849)	2,479
Cash and cash equivalents at beginning of period	1,221	12,325	–
Cash and cash equivalents at end of period	$ 2,479	$ 7,476	$ 2,479
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	$ 64	$ 89	$ 1,477

See accompanying notes

Eos Biotechnology, Inc.
(a development stage company)
Notes to Unaudited Condensed Financial Statements

1. Summary of Significant Accounting Policies

Organization and Business

Eos Biotechnology, Inc. (the "Company"), a Delaware corporation, was formed in 1996. The Company is engaged in drug discovery and development and makes use of proprietary genomics tools and databases to identify disease targets against which therapeutic antibodies are developed. The Company is in the development stage and has devoted substantial effort to developing a new product.

Basis of Presentation

The accompanying unaudited interim condensed financial statements, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position as of March 31, 2003 and the results of its operations and cash flows for the three-month periods ended March 31, 2003 and 2002. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The results of operations of the interim periods are not necessarily indicative of the results of operations for the entire year. The interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2002 included elsewhere in this Form 8K/A. The unaudited condensed balance sheet as of December 31, 2002 is derived from such audited financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive Income (Loss)

For the three months ended March 31, 2003 and 2002, total comprehensive loss was $3.3 million and $5.0 million, respectively. Total comprehensive loss is comprised of net loss and unrealized gains and losses on available-for-sale securities.

Eos Biotechnology, Inc.
(a development stage company)
Notes to Unaudited Condensed Financial Statements

Stock-Based Compensation

The Company accounts for grants of stock options to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" (APB 25), and related interpretations. Accordingly, the Company does not recognize compensation cost in accounting for its stock option plan for awards that have an exercise price equal to the estimated fair value of the Company's common stock on the date of grant.

Pro forma net loss information required by SFAS 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value method and the following assumptions: risk-free interest rate of 3.8% in 2003 and 2002, an expected life of five years, and no dividends.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options using the straight-line method. The effects of applying SFAS 123 for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years. If the Company had elected to recognize compensation cost based on the fair value of options granted at the grant date and amortized over the options' vesting period as prescribed by SFAS 123, pro forma information is as follows (in thousands):

	Three Months Ended March 31,		Period from inception (April 16, 1996) through March 31
	2003	**2002**	**2003**
Net loss, as reported	**$ (3,276)**	**$ (4,891)**	**$(70,633)**
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	**1**	**6**	**914**
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(110)	(107)	(820)
Pro forma net loss	$ (3,385)	$ (4,992)	$ (70,539)

Eos Biotechnology, Inc.
(a development stage company)
Notes to Unaudited Condensed Financial Statements

The Company accounts for stock option grants to non-employees in accordance with the Emerging Issues Task Force Consensus No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* (EITF 96-18), which requires the options subject to vesting to be periodically revalued and expensed over their vesting periods.

Merger Agreement

On February 4, 2003, the Company entered into a merger agreement with Protein Design Labs, Inc. (PDL). Upon consummation of the merger Eos shareholders will receive approximately $37,500,000 in PDL common stock, subject to certain conditions. Additionally, consummation of the merger will trigger various provisions of change of control agreements between the Company and certain of its officers. One provision is that the Company will be obligated to pay these officers acquisition bonuses aggregating approximately $2,850,000 and will forgive approximately $579,000 of shareholder and employee notes and accrued interest. Furthermore, vesting of restricted stock and stock options to purchase approximately 2,687,000 shares of the Company's common stock will be accelerated.